Points International Ltd.

Points International Ltd. Reports Second Quarter Results

Second Quarter Revenue Rises 26% Year-over-Year

TORONTO, AUGUST 11th, 2005 – **Points International Ltd**. (TSX: PTS; OTC: PTSEF) ("Points International" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced financial results for the second quarter ended June 30, 2005.

The Company reported second quarter revenue of $2.55 million, an increase of 26% versus $2.03 million during the same period in 2004. Adjusted for the impact of the weakened US dollar, Points International's second quarter revenue growth would have included a further $195,491 resulting in 35% growth vs. the same period in 2004. Strong growth at both Points.com and Points.com Business Solutions contributed to the increase in revenue. The Company powered the online exchange, sale and transfer of 1.80 billion points and miles in the second quarter of 2005, up from 1.62 billion during the first quarter of 2005 and 1.51 billion during the same period last year.

The Company recorded an operating loss (*i.e.* loss before interest, amortization and other items) of $0.74 million for the second quarter of 2005, versus $1.43 million in the first quarter of 2005 and $1.16 million in the same period last year. The improvement over the first quarter was a result of lower professional fees and employment-related expenses and a gain on foreign exchange. The Company reported a net loss of $1.97 million, or ($0.03) per share versus a net loss of $2.57 million, or ($0.04) per share, in the first quarter of 2005 and a loss of $2.25 million, or ($0.03) per share in the second quarter of 2004. Non-cash charges, including accrued interest, the amortization of property, plant and equipment, intangible assets and deferred costs accounted for $1.22 million of the net loss in the second quarter of 2005, versus $1.09 million in the second quarter of 2004.

For the six months ended June 30, 2005, Points generated revenue of $5.1 million compared to $3.6 million in the first six months of 2004. Points recorded an operating loss (i.e. loss before interest, amortization and other items) of $2.17 million for the first six months of 2005, versus $2.25 million in the first six months of 2004. The

decreased loss was a result of lower professional fees and employment-related expenses and a gain on foreign exchange. The Company reported a net loss of $4.54 million, or ($0.06) per share for the first six months of 2005, versus a net loss of $4.21 million, or ($0.07) per share, in the first six months of 2004.

"On April 10, we accomplished one of our important objectives of the year – the successful launch of our latest version of the Points.com web site. By launching ahead of schedule, our marketing team has been able to begin initial testing and optimization of a number of marketing programs. It is clear that the ability to acquire new registered users has been greatly improved as a result of the first phase of web site enhancements and we have seen excellent response to our initial testing efforts against this objective, exceeding our plans to date," noted Points CEO Rob MacLean. "Over the next quarter, we will focus on driving activity at the web site, as we continue to refine our ability to deliver relevant, valuable offers to our members and the members of our reward program partners."

"As we mentioned last quarter, the Web site will continue to undergo development throughout the summer. We are pleased to have established a new relationship with MSN Music, which will allow our partners and their members to tap into the exciting music download opportunities that MSN offers. MSN Music launched on Points.com yesterday. This is just one more way that we are giving members easy and efficient access to some great new ways to create value from their participation in the world's best loyalty programs."

Added functionality such as Earn, which will be launched in August and implementation of the ATG Marketing Enterprise System are progressing well. The initial integration of the ATG system has been completed and the company is now beginning early stage testing on certain elements of the program that over time will allow the business to enhance the customer experience through the Join, Earn, Buy and Swap services."

The second quarter also saw success in continuing to develop the Points.com Business Solutions portfolio of products and partners. "We added a number of new products in the quarter and completed a significant amount of activity with American Express that led to the launch of the first phase of that relationship in July," said MacLean. "New products with Frontier and Cendant Corporation, building on those existing relationships, were implemented in the quarter and on July 1, we launched a new business incentive program utilizing

frequent flyer miles from six major North American Airlines. This unique online application provides corporations with the ability to enhance product sales through offering airline frequent flyer miles purchased from Points International."

"The Company's financial position was significantly strengthened in the second quarter as we completed a private placement which included the sale by CIBC Capital Partners of the convertible debenture to a group of institutional and other accredited investors, including InterActiveCorp. The transaction resulted in improved debenture terms for the Company. As a result, the Company's cash and working capital has been improved significantly through the receipt of gross proceeds of approximately $15.8 million. In connection with this transaction, we intend to pursue quotation on the OTC Bulletin Board system in the United States prior to the end of the month. We believe this will enhance interest in and liquidity of our shares."

Second quarter financial metrics include:

- *Growing revenue from Points.com and Points.com Business Solutions operations.* Revenue from Points.com increased by 32%, over the same period in 2004, while Points.com Business Solutions grew by 21%.
- *Consistent recurring revenues*. 95% of Points.com's revenues were recurring versus 97% in the same period in 2004.
- *Increase in number of partners on Points.com.* Points.com increased its partners to 48 in the second quarter of 2005, versus 40 in the same period last year
- *Increase in Points.com Business Solutions partners and products.* 21 partners are currently offering Points.com Business Solutions products to their members, increased from 19 in the same period last year. There are now 58 product installations in the market, up from 48 in the same period last year.
- *Growth in Transaction activity.* Cumulative miles and points transacted increased to 11.37 billion, up 19% from 9.57 billion in the first quarter in 2005 and 114% from 5.32 billion in the same period last year.
- *Increase in size and commissions per transaction.* The average number of miles or points exchanged per transaction was 17,380, an increase of 15% versus the second quarter of 2004.
- Increase in Website traffic. Approximately 0.46 million unique visitors accessed the Company's Points.com Website in the second quarter of 2005, compared to 0.30 million visitors during the same period last year.
- Strong User Registration. The Company's database of Registered Users increased to approximately 770,000 at the end of the second quarter in 2005.

The Company's executives will host a conference call to discuss these results and business outlook today at 4:30 pm eastern time. Interested parties should dial (888) 633-8495 if calling from the United States, and (416) 641-6662 if calling from Canada or internationally. There will be a replay available until September 10th. Those interested in accessing the replay should dial (800) 558-5253 when calling from the United States. Canadian and international participants may access the call by dialing (416) 626-4100. Callers should use reservation code 21257399.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Cendant Trip Rewards, Starbucks Asia Miles(R), and Intercontinental Hotels Group's Priority Club(R) Rewards.

Website: http://www.points.com /

For further information

Steve Yuzpe, Investor Relations, Chief Financial Officer, 416-596-6382, steve.yuzpe@points.com,

or Business Development Inquiries, Christopher Barnard, President, 416-596-6381, christopher.barnard@points.com, both of Points International Ltd.

or Ed Lewis of CEOcast, Inc., +1-212-732-4300, elewis@ceocast.com, for Points International

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	June 30, 2005	December 31, 2004
ASSETS		
CURRENT		
Cash and cash equivalents (Note 7)	27,674,493	13,754,818
Accounts receivable	1,744,227	2,024,342
Prepaids and sundry assets	1,581,927	1,229,091
	31,000,647	17,008,251
PROPERTY, PLANT AND EQUIPMENT	3,503,539	2,056,282
GOODWILL AND INTANGIBLE ASSETS	7,979,067	8,282,453
DEFERRED COSTS	1,964,879	2,242,868
FUTURE INCOME TAXES RECOVERABLE	590,000	590,000
	14,037,485	13,171,603
	$ 45,038,132	$ 30,179,854

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED BALANCE SHEETS

AS AT	June 30, 2005	December 31, 2004
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	1,577,625	1,894,599
Deposits	16,475,375	13,153,623
Current portion of loan payable	33,515	29,860
Current portion of acquisition loan payable	772,580	777,443
Convertible Debenture (Note 9)	-	8,920,373
	18,859,094	24,775,898
LOAN PAYABLE	48,948	67,186
ACQUISITION LOAN PAYABLE	-	380,118
CONVERTIBLE DEBENTURE (NOTE 9)	9,333,173	-
CONVERTIBLE PREFERRED SHARES (NOTE 10)	17,841,544	13,892,478
	27,223,665	14,339,782
	46,082,759	39,115,680
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (NOTE 8)	36,297,744	23,730,993
WARRANTS (NOTE 8)	2,797,679	2,610,992
CONTRIBUTED SURPLUS (NOTE 3)	1,902,048	2,226,713
DEFICIT	(42,042,098)	(37,504,525)
	(1,044,627)	(8,935,826)
	$ 45,038,132	$ 30,179,854

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIODS ENDED JUNE 30, 2005

	6 Month Period		3 Month Period	
	Jan-Jun 30/05	Jan-Jun 30/04	Apr-Jun 30/05	Apr-Jun 30/04
REVENUES				
Points operations	$ 4,914,219	$ 3,481,082	$ 2,373,561	$ 1,948,570
Interest income	218,093	168,618	180,843	83,566
	5,132,312	3,649,700	2,554,403	2,032,136
GENERAL AND ADMINISTRATION EXPENSES	7,304,022	5,904,173	3,298,384	3,192,735
LOSS- Before interest, amortization and other items	(2,171,710)	(2,254,473)	(743,980)	(1,160,599)
Interest on convertible debenture	412,800	432,683	183,003	225,659
Interest on Preferred Shares	494,456	434,000	277,456	217,000
Interest, capital tax and bank charges	80,837	70,475	76,046	70,214
Amortization of property, plant and equipment, intangible assets and deferred costs	1,377,771	1,017,229	688,873	573,312
	2,365,863	1,954,387	1,225,378	1,086,185
LOSS	(4,537,573)	(4,208,860)	(1,969,359)	(2,246,784)
LOSS PER SHARE (Note 2)	($0.06)	($0.07)	($0.03)	($0.03)

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED
STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE PERIODS ENDED JUNE 30, 2005

	6 Month Period	
	Jan-Jun 30/05	Jan-Jun 30/04
DEFICIT - Beginning of period		
As previously reported	(34,734,645)	(25,926,361)
Adjustment to stock-based compensation (Note 3)	(2,769,880)	(2,769,880)
As restated	(37,504,525)	(28,696,241)
LOSS - For the period	(4,537,573)	(4,208,860)
DEFICIT - End of period	(42,042,098)	(32,905,101)

POINTS INTERNATIONAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED JUNE 30, 2005	6 Month Period		3 Month Period	
	Jan - Jun 30/05	Jan-Jun 30/04	Apr -Jun/05	Apr-Jun/04
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Loss	($4,537,573)	($4,208,860)	($1,969,359)	($2,246,784)
Items not affecting cash				
Amortization of property, plant and equipment	421,431	149,061	318,964	92,707
Amortization of deferred costs	265,849	327,472	132,925	128,126
Amortization of intangible assets	690,491	540,696	236,984	352,479
Deferred costs on convertible debenture	12,139	-	-	-
Employee stock option expense (Note 6)	192,330	154,197	92,827	93,715
Cancellation of warrants issued for services	-	(1,167)	-	-
Interest on Series Two and Four Preferred Shares	494,456	434,000	277,456	217,000
Interest accrued on convertible debenture	412,800	432,683	183,003	225,659
	(2,048,078)	(2,171,918)	(727,199)	(1,137,098)
Changes in non-cash balances related to operations (Note 7 (a))	2,932,057	3,182,348	(1,782,072)	(1,977,032)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	883,979	1,010,430	(2,509,272)	(3,114,130)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment, net of proceeds	(1,868,687)	(751,495)	(704,139)	(539,831)
Purchase of intangible assets	(65,948)	(20,285)	(56,286)	(3,279)
Payments for the acquisition of MilePoint, Inc.	(400,000)	(1,900,000)	-	(1,900,000)
Costs related to the acquisition of MilePoint, Inc.	(306,138)	(486,385)	-	(286,385)
CASH FLOWS USED IN INVESTING ACTIVITIES	(2,640,774)	(3,158,165)	(760,425)	(2,729,495)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of Series Four Preferred Share (Note 10)	3,454,611	-	-	
Repayments on loan payable	(14,584)	-	(6,666)	-
Deferred financing costs	-	70,018	-	-
Issuance of capital stock in private placement transaction (Note 8)	11,235,804	-	11,235,804	-
Issuance of capital stock, net of share issue costs	1,000,639	230,054	60,452	27,568
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	15,676,470	300,072	11,289,590	27,568
INCREASE (DECREASE) IN CASH	13,919,675	(1,847,662)	8,019,893	(5,816,057)
CASH AND CASH EQUIVALENTS - Beginning of period	13,754,818	$ 20,274,836	19,654,600	24,243,231
CASH AND CASH EQUIVALENTS - End of period	$ 27,674,493	$ 18,427,174	$ 27,674,493	$ 18,427,174

1. Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2004 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

a. Basis of presentation

The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

2. Loss per share

a) Loss per share

Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the six months ended June 30, 2005 that amounted to 76,754,315 shares (June 30, 2004 – 64,250,018).

b) Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3. Adjustment to stock-based compensation

Effective January 1st, 2004, in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments, the company adopted the changes required by this policy. The company adopted this policy change in its' 2004 audited consolidated financial statements and accounted for compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, the change in accounting policy was applied retroactively without restatement of the prior years' financial statements. Through the adoption of this policy, the Company's misinterpreted the treatment for a series of employee stock options held in the wholly owned subsidiary

Points.com Inc. These Points.com Inc. options were issued on various dates in 2000. On February 8, 2002, the option holders were granted a put right which allowed them to have the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation.

The extension of the put right should have been included in the company's adoption of the above change in accounting policy for fiscal 2004, as it constitutes a commitment to issue Common Shares. As a result of this correction, the 2004 opening retained earnings was reduced by $2,769,880 to negative $28,696,241 and the 2004 opening capital stock was increased by $666,489 and a $2,103,391 increase to contributed surplus. During fiscal 2004, contributed surplus was reduced by $1,051,908 and capital stock was increased by the same amount as a portion of the outstanding stock options were exercised. The above adjustment has no impact on total Shareholders' Equity or any other balance sheet accounts.

4. Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at June 30, 2005 and December 31, 2004 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $2,369,900 of the company's revenues for the quarter ending June 30, 2005 were generated in the U.S. ($2,389,066 for the quarter ended March 31, 2005 and $3,351,765 for the quarter ended June 30, 2004). $4,758,966 (June 30, 2004 - $3,351,765) of the company's revenues were generated in the U.S. for the six-month period ending June 30, 2005. The remaining revenues for all periods were generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

5. Major Customers

For the six-month period ended June 30, 2005, there are three customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the three customers represent approximately 50% of the Corporation's consolidated revenues. Three customers individually represented greater than ten percent of consolidated revenues in the six-month period ended June 30, 2004 (63% in aggregate). In addition, as at June 30, 2005, 75% (second quarter 2004 – 73%) of the company's deposits are due to these customers.

For the three-month period ended June 30, 2005, there are three customers that individually represent greater than ten percent of the Corporation's year to date consolidated revenues. In aggregate, the three customers represent approximately 50% of the Corporation's consolidated revenues. Three customers individually represented greater than ten percent of consolidated revenues in the first half of 2004 (63% in aggregate). Two of the three customers are included in both the 2005 and 2004.

6. Stock-based compensation

The Corporation accounts for stock options granted in its' stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $192,330 for the six-month period ended June 30, 2005 ($154,197 for the six month period ended June 30, 2004). The quarterly expense charged against income during the three month period ended June 30, 2005 was $92,827 ($99,502 for the quarter ended March 31, 2005 and $93,715 for the quarter ended June 30, 2004).

During the quarter ended June 30, 2005, 912,836 options were issued to employees and 191,504 options previously granted were cancelled (869,407 options were issued in the second quarter of 2004 and 200,000 were options were issued in the quarter ended March 31, 2005).

For the six-month period ended June 30, 2005, 1,112,836 options have been issued to employees and 231,504 options previously granted were cancelled.

7. Statement of Cash Flows

a. Changes in non-cash balances related to operations are as follows:

	Six Months Ended June 30,		Three Months Ended June 30,	
	2005	2004	2005	2004
Decrease (Increase) in accounts receivable	$ 280,115	$ (334,867)	$ (134,948)	$ (452,137)
Decrease (Increase) in prepaid and sundry assets	$ (352,836)	$ (446,230)	$ (229,454)	$ (145,784)
Decrease (Increase) in deferred costs		$ (27,420)	$ -	$ (27,420)
Increase (Decrease) in liability related to the Acquisition of MilePoint, Inc.		$ 34,333	$ -	$ (40,176)
Increase (Decrease) in accounts payable and accrued liabilities	$ (316,974)	$ (256,410)	$ (116,509)	$ (30,620)
Increase (Decrease) in deposits	$ 3,321,752	$ 4,212,942	$ (1,301,162)	$ (1,280,895)
	$ 2,932,057	$ 3,182,348	$ (1,782,072)	$ (1,977,032)

b. Supplemental information

Interest and taxes

Interest of $7,574 was paid during the six-month period ended June 30, 2005 and interest of $108,963 was received. During the six-month period, capital taxes of $45,603 were paid.

Non-cash transactions

Non-cash transactions for the six month period ended June 30, 2005 are as follows:

(i) 734,041 shares of Points.com Inc. were acquired in exchange for 1,839,469 shares of the Corporation (475,000 share in Points.com Inc. were acquired in exchange for 1,190,856 shares of the Corporation in the first quarter of 2005 and 259,041 shares of Points.com Inc. were acquired in exchange for 648,613 shares of the Corporation in the second quarter of 2005).

(ii) $18,000 of revenue ($9,000 in the first quarter and $9,000 in the second quarter) earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

(iii) $80,084 of revenue ($39,786 in the first quarter of 2005 and $40,298 in the second quarter) earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

(iv) The Corporation received $73,114 of loyalty currency ($43,539 in the first quarter of 2005 and $29,575 in the second quarter) from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

(v) Interest of $15,019 was accrued ($7,562 in the first quarter of 2005 and $7,457 in the second quarter) on the acquisition of MilePoint, Inc.

(vi) Interest of $412,800 was accrued ($229,796 in the first quarter of 2005 and $183,004 in the second quarter) on the convertible debenture (see note 9).

(vii) Interest of $494,456 was accrued ($217,000 in the first quarter of 2005 and $277,456 in the second quarter) on the Preferred Shares (see note 10).

(viii) 906,248 broker warrants valued at $186,687 were issued in connection with the Private Placement Transaction (see Note 8). This amount has been recorded as an increase to warrants and a decrease to share capital. No warrants were issued in the first quarter of 2005.

(ix) 1,112,836 options were issued to employees (200,000 in the first quarter of 2005 and 912,836 in the second quarter) and 231,504 options previously granted were cancelled (40,000 in the first quarter of 2005 and 191,504 in the second quarter).

c. Cash and cash equivalents consist of:

AS AT		June 30, 2005		December 31, 2004		June 30, 2004
Cash	$	11,866,704	$	10,086,111	$	11,826,968
Short-Term Investments		12,713,740		544,945		4,366,931
Cash held by credit card processor		3,094,049		3,123,762		2,233,275
Total	$	27,674,493	$	13,754,818	$	18,427,174

8. Private Placement

On March 28, 2005, the Corporation entered into binding agreements to issue 18,134,300 common shares at $0.683 per share and one Series Four Preferred Share for $3,454,611 million (collectively, the "Private Placement Transaction"). On the same date CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended version of the $6 million debenture issued by the Corporation to CIBC in 2001 (the "Debenture") and the Series One Preferred Share in the capital of the Corporation held by CIBC (the "Debenture Transaction"). The Private Placement Transaction and the Debenture Transaction closed on April 4, 2005.

In connection with the Private Placement Transaction share capital has increased by $11,049,117 [$12,385,405 capital stock, ($1,336,288) share issue costs]. In addition, 906,248 broker warrants valued at $186,687 were issued and are included in shareholders' equity.

In connection with the revised terms of the Debenture Transaction, and as at March 31, 2005, the Debenture was reclassified as a long-term liability (see note 10). In connection with the Private Placement Transaction, the Series Four Preferred Share has been recorded as a long-term liability as the funds were received.

9. Sale of the Convertible Debenture

On March 29, 2005 the Corporation and the purchasers in the Private Placement Transaction had entered into a binding agreement to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debenture was reclassified to

long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

Under the terms of the Debenture, (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by the Corporation within 30 days of a change of control of the Corporation resulting from the exercise of certain warrants issued by the Corporation on April 11, 2003 to Points Investments, Inc, an affiliate of InterActiveCorp and (ii) the principal amount of the Debenture will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert in 18,908,070 common shares in April 2006. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

10. Issuance of Series Four Preferred Share

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611 (see note 9). On March 29, 2005 the Corporation and InterActiveCorp entered into a binding agreement to issue the Series Four Preferred Share and the cash was received by the Corporation prior to quarter end. As a result, the cash and the preferred share are included in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. In all material respects, including anti-dilution protection, the terms of the Series Four Preferred Share are identical to the Series Two Preferred Share (see the Corporation's 2004 audited consolidated financial statements for information with respect to the terms of the Series Two Preferred Share).